UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2013

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date: August 5, 2013	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and
Chief Financial Officer

SECOND QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

Q2 2013 Sales up 64%, Gross profit margin at 9.4%

SHENZHEN, PRC – August 5, 2013 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”)

(NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2013.

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2013	Q2 2012	YoY(%)(d)	1H 2013	1H 2012	YoY(%)(d)
Net sales (a)	$167,902	$102,318	64	$336,701	$189,937	77
Gross profit (a)	$15,740	$15,328	3	$23,734	$20,175	18
% of sales	9.4%	15.0%	—	7.0%	10.6%	—
Operating income (a)	$8,379	$9,773	(14)	$11,155	$10,222	9
% of sales	5.0%	9.6%	—	3.3%	5.4%	—
per share (diluted)	$0.18	$0.22	(18)	$0.24	$0.23	4
Net (loss) income (b)(c)	$(31,931)	$9,397	—	$(26,947)	$5,763	—
% of sales	(19.0%)	9.2%	—	(8.0%)	3.0%	—
Basic (loss) earnings per share	($0.71)	$0.21	—	($0.60)	$0.13	—
Diluted (loss) earnings per share	($0.71)	$0.21	—	($0.60)	$0.13	—
Weighted average number of shares (‘000)
Basic	45,273	44,804		45,171	44,804
Diluted	45,273	44,814		45,171	44,817

Notes:

(a)	The net sales, gross profit and operating income excluded the discontinued businesses of Liquid Crystal Display Panels (“LCDP”) in Shenzhen and Flexible Printed Circuit (“FPC”) and Liquid Crystal Display Modules (“LCMs”) in Wuxi. For the three months ended June 30, 2013 and June 30, 2012, the discontinued businesses recognized net sales of $30.7 million and $113.7 million, a gross profit of $0.04 million and $4.0 million, and an operating (loss) income of ($36.2) million and $1.3 million respectively. For the six months ended June 30, 2013 and June 30, 2012, the discontinued businesses recognized net sales of $47.1 million and $131.6 million, a gross (loss) profit of ($0.3) million and $0.7 million, and an operating loss of $37.8 million and $5.5 million respectively.
(b)	Net loss for the three months ended June 30, 2013 included loss from discontinued businesses (net of tax) of $41.0 million (including impairment loss on fixed assets of $34.9 million, net deferred tax expenses of $5.3 million and layoff compensation of $0.6 million in Wuxi) and income from continuing business in Shenzhen of $9.0 million (including provision for bad debts of $2.2 million, layoff compensation of $0.6 million due to streamlining the organization structure, other and interest income of $3.6 million, which consisted of gain on exchange difference of $1.3 million and interest income of $1.0 million).
(c)	Net loss for the six months ended June 30, 2013 included loss from discontinued businesses (net of tax) of $41.1 million (including impairment loss on fixed assets of $34.9 million, net deferred tax expenses of $3.7 million and layoff compensation of $1.0 million in Wuxi) and income from continuing business of $14.2 million (including provision for bad debts of $2.2 million, layoff compensation of $1.5 million due to streamlining the organization structure, other and interest income of $7.0 million, which consisted of interest income of $1.7 million, gain on exchange difference of $1.5 million, legal liability provision on legal case reversal of $1.0 million and income from sanctioned payment of $0.8 million upon the resolution of a legal dispute).
(d)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q2 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2013

1. Quarterly Sales

(In thousands of US Dollars, except percentage information)

Quarter	2013	2012	YoY(%) (Quarterly)	YoY(%) (Quarterly accumulated)
1st Quarter	$168,799	$87,619	92.7	92.7
2nd Quarter	$167,902	$102,318	64.1	77.3
3rd Quarter	—	$175,980
4th Quarter	—	$312,196

Total	$336,701	$678,113

Note:

*	The above sales have excluded certain discontinued businesses. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

2. Key Highlights of Financial Position

	As at June 30,		As at December 31,
	2013	2012(a)	2012(a)
Cash on hand and Fixed deposits maturing over three months	$224.2 million	$152.5million	$207.7 million
Ratio of cash(b) to current liabilities	1.08	0.61	0.58
Current ratio	2.93	1.99	2.02
Ratio of total assets to total liabilities	3.47	2.35	2.33
Return on equity	(15.3%)	3.5%	19.5%
Ratio of total liabilities to total equity	0.41	0.74	0.75
Debtors turnover	35 days	38 days	55 days
Inventory turnover	24 days	19 days	28 days
Average payable period	55 days	76 days	85 days

Notes:

(a)	The Company’s ratios as at June 30, 2012 and December 31, 2012 have been restated according to the reclassified assets and liabilities resulted from discontinued businesses. Please see page 8 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2013 on page 8, Condensed Consolidated Balance Sheets.
(b)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $77.2 million, $5.2 million and $49.8 million as at June 30, 2013, June 30, 2012 and December 31, 2012 are not classified as cash on hand but require separate disclosure.

OPERATING RESULTS

Net sales in the second quarter of 2013 were $167.9 million, excluding the discontinued LCMs for tablets business of $30.7 million, an increase of 64.1%, compared to the net sales of $102.3 million, excluding the discontinued businesses of $113.7 million, for the same quarter of 2012. Gross profit in the second quarter of 2013 was $15.7 million, an increase of 2.7%, compared to $15.3 million in the second quarter of last year. Gross profit margin for the second quarter of 2013 was 9.4%, a decrease of 5.6%, compared to 15.0% in the second quarter of last year. Operating income for the second quarter of 2013 was $8.4 million, a decrease of 14.3%, compared to $9.8 million in the second quarter of last year. Net loss in the second quarter of 2013 was $31.9 million, or negative $0.71 per diluted share, compared to net income of $9.4 million, or $0.21 per diluted share, in the second quarter of last year.

For the six months ended June 30, 2013, net sales were $336.7 million, excluding the discontinued businesses of $47.1 million, an increase of 77.3%, compared to the net sales of $189.9 million, excluding the discontinued businesses of $131.6 million, for the same period of 2012. Gross profit in the six months ended June 30, 2013 was $23.7 million, an increase of 17.6%, compared to $20.2 million in the same period of last year. Gross profit margin for the six months ended June 30, 2013 was 7.0%, a decrease of 3.6%, compared to 10.6% in the same period of last year. Operating income for the six months ended June 30, 2013 was $11.2 million, an increase of 9.1%, compared to $10.2 million in the same period of last year. Net loss for the six months ended June 30, 2013 was $26.9 million, or negative $0.60 per diluted share, compared to net income of $5.8 million, or $0.13 per diluted share, in the same period of last year.

The net loss of $31.9 million in the second quarter of 2013 was mainly due to four factors. First, since the Company discontinued its entire production operations of LCMs for tablets in its Wuxi facility, the Company impaired its Wuxi facility and land by $34.9, taking into consideration the difficulty in reselling the entire assets and the fact that most of the machineries were purchased in Japanese yen and the Japanese yen had depreciated by around 29% since the machineries were purchased at end of 2011. Second, the Company increased net deferred tax expenses of $5.3 million in Wuxi. Third, the Company made a bad debts provision of $2.2 million as a result of a customer having financial difficulty to fulfill its payment obligation on time. Fourth, the Company made a layoff compensation of $1.2 million as a result of streamlining the organization structure in the second quarter of 2013. With reference to above mentioned factors, in which both assets impairment of $34.9 million and deferred tax expenses of $5.3 million were non-cash items, the Company had, nevertheless, improved its overheads, made savings through streamlining its organizational structure and reducing headcount, and had generally been successful in its overall cost control.

With respect to the discontinued businesses, for the three months ended June 30, 2013 and June 30, 2012, the net sales were $30.7 million and $113.7 million, gross profit were $0.04 million and $4.0 million, and operating (loss) income were ($36.2) million and $1.3 million respectively. For the six months ended June 30, 2013 and June 30, 2012, the net sales were $47.1 million and $131.6 million, gross (loss) profit were ($0.3) million and $0.7 million, and operating loss were $37.8 million and $5.5 million, respectively. Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q2 2013 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The Company recorded revenue of $167.9 million in the second quarter of 2013, excluding the contribution from the discontinued LCMs for tablets business of $30.7 million. This revenue was primarily attributed to the production of high-resolution LCMs for smartphones at the Company’s Shenzhen facility.

The Company’s Wuxi facility halted its production operations at the end of May 2013 due to a lack of new customer orders and after it was unsuccessful in finding a joint venture partner. As previously disclosed in the Company’s first quarter 2013 financial results press release, under such circumstances, the Company decided to halt the LCM production operations at its Wuxi manufacturing facility by the end of June 2013 in order to minimize further losses and preserve cash. The Company began to reduce its employee headcount at the Wuxi facility during the second quarter of 2013. By the end of July 2013, this facility had only 32 employees, who have been tasked to assist in the potential sale of the entire Wuxi land and facility.

With regard to the Company’s Shenzhen facility, as previously announced, it received a purchase order for the third quarter of 2013 from an existing customer to extend the production of high-resolution LCMs for smartphones. The Company believes that this purchase order does not alter that customer’s decision to eventually transfer its future orders to an alternate supplier that is offering a lower assembling charge as a result of lower overhead cost associated with that supplier’s alternative low cost production facility elsewhere in the PRC. As a result, this order only offers temporary relief for the Company and does not guarantee that any new future order will be awarded to the Company, unless this new supplier fails to set up its alternative production facility on time. In addition, the customer may also cancel any or all of this purchase order with payment of a cancellation fee to the Company.

In terms of the Company’s two other lots of lands in Shenzhen, the management plans to independently redevelop the land of its existing Shenzhen facility in Gushu of approximately 566,100 square feet by converting this property into a high-end commercial complex consistent with Shenzhen government’s city rezoning project. The location of this property is between the Shenzhen International airport, the third largest airport in China, and the Qianhai Bay Special Economic Zone (but not inside the Qianhai Bay Special Economic Zone). Its distances to the Shenzhen International airport and Qianhai Bay Special Economic Zone are approximately 10 kilometers (6.2 miles) and 16 kilometers (10 miles), respectively. Since May 2013, the management has also engaged three professional real estate advisory firms, namely Jones Lang Lasalle, Rider Levett Bucknall Development Consultants (Shanghai) Co., Ltd. and DTZ Land & Real Estate Valuation (Shenzhen) Co., Ltd., to prepare a financial valuation report and conduct feasibility studies in order to evaluate its commercial value and formulate development plans that are best suited to the Company. The first financial valuation report became available to the Company on July 5, 2013 and the initial results of the analysis were positive (please refer to this information on the website at http://www.namtai.com/investors#investors/news). The other two feasibility study reports are expected to be completed by the end of October 2013 and the Company also plans to publish them on its website once they become available (on a side note for reference, the first public auction for two lots of land in the Qianhai Bay Special Economic Zone was held on July 26, 2013, and the two lots were sold for approximately $2 billion, equivalent to approximately $20,000 per square meter).

The management will seek board approval prior to commencing the redevelopment of the Gushu property. However, there can be no assurance that the Company will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the land.

With respect to the second lot of land of approximately 1.2 million square feet in the Guangming Hi-Tech Industrial Park (which is approximately 30 kilometers (37.2 miles) to Gushu property), the Company continues to evaluate its potential for future development. Based on the outlook regarding future orders, the Company may either continue its electronic manufacturing services (EMS) business on this lot or sell this property as well.

Due to the high level of competition and inflation, the Company’s management expects its customer orders will continue to be volatile with increasing pressure to reduce unit sales price. As a result, the Company believes that the amount of electronic manufacturing services (EMS) it provides to its customers will be further reduced significantly. Nevertheless, the management continues to explore all commercially viable alternatives to maintain its LCM operations, including strategic or technological alliances with other complementary business operations. A major advantage exists that Nam Tai’s reputation continues to signify a high-quality, reliable manufacturer of electronic components. The Company continues to maintain a strong balance sheet, state-of-the art manufacturing facilities, and a highly skilled management and technical team. Nam Tai is committed to securing new customers and relationships while simultaneously expanding its presence within its long-standing customer to grow its core electronic manufacturing business. In addition, the Company is also pursuing the potential development of its land assets in Shenzhen, which it believes are valuable. However, at the same time, the Company is still facing several risks and challenges, including the recent class action complaint.

The information contained in, or that can be accessed through the websites mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2013

As announced on November 5, 2012, the Company has set the payment schedule of quarterly dividends for 2013. The dividend for Q3 2013 was paid on July 19, 2013. The dividend for Q4 2013 will be paid before October 31, 2013 and the record date will be September 30, 2013. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2013.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2013	December 31, 2012	January 18, 2013	$0.15	PAID
Q2 2013	March 28, 2013	April 19, 2013	$0.15	PAID
Q3 2013	June 28, 2013	July 19, 2013	$0.15	PAID
Q4 2013	September 30, 2013	before October 31, 2013	$0.15

Total for Full Year 2013			$0.60

The Company’s decision to continue dividend payments in 2013 as set out in the above table does not necessarily mean that cash dividend payments will continue after 2013. Whether future dividends will be declared will depend upon Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF 3rd QUARTERLY FINANCIAL RESULTS FOR 2013

The Company’s management decided to release the 3rd quarterly financial results for 2013 on November 4, 2013.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the financial resources and credit rating of Company’s customers under the current global recession; the effects that current credit and market conditions could have on the liquidity and financial condition of our customers and suppliers, including any impact on their ability to meet their contractual obligations; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; component quality or shortage, whether or not cause by customers change in specifications, delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business; the Company’s ability to transform itself into a real estate development company; the negative effect of the litigation faced by the Company. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2013 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2013, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all, Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider in the midst of transforming ourselves to a real estate development company. We manufacture and provide design services to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, image-sensor modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012

(In Thousands of US Dollars except share and per share data)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Net sales (1)	$167,902	$102,318	$336,701	$189,937
Cost of sales	152,162	86,990	312,967	169,762

Gross profit	15,740	15,328	23,734	20,175

Costs and expenses
General and administrative expenses (2)	7,234	4,853	12,323	8,540
Selling expenses	127	393	256	731
Research and development expenses	—	309	—	682

	7,361	5,555	12,579	9,953

Operating income	8,379	9,773	11,155	10,222

Other income (expenses), net (3)	2,605	(106)	5,335	1,389
Interest income (3)	969	346	1,712	796

Income before income tax	11,953	10,013	18,202	12,407
Income tax expenses	(2,925)	(5,524)	(4,048)	(6,326)

Income from continuing business	9,028	4,489	14,154	6,081
(Loss) income from discontinued businesses, net of tax	(40,959)	4,908	(41,101)	(318)

Consolidated net (loss) income	(31,931)	9,397	(26,947)	5,763
Other comprehensive income	—	—	—	—

Consolidated comprehensive (loss) income (4)	$(31,931)	$9,397	$(26,947)	$5,763

Basic net earnings (loss) per share:
Basic earnings per share from continuing business	$0.20	$0.10	$0.31	$0.14

Basic (loss) earnings per share from discontinued businesses	$(0.91)	$0.11	$(0.91)	$(0.01)

Basic net (loss) earnings per share	$(0.71)	$0.21	$(0.60)	$0.13

Diluted net earnings (loss) per share:
Diluted earnings per share from continuing business	$0.20	$0.10	$0.31	$0.14
Diluted (loss) earnings per share from discontinued businesses	$(0.91)	$0.11	$(0.91)	$(0.01)
Diluted net (loss) earnings per share	$(0.71)	$0.21	$(0.60)	$0.13
Weighted average number of shares (‘000)
Basic	45,273	44,804	45,171	44,804
Diluted	45,273	44,814	45,171	44,817

Notes:

(1)	The sales from the discontinued businesses were $30.7 million and $113.7 million for the three months ended June 30, 2013 & 2012 respectively;
(2)	The G&A expenses have included layoff compensation of $0.6 million and $0.1 million due to simplification of organization structure and bad debts provision of $2.2 million and $0.01 million for the three months ended June 30, 2013 and 2012 respectively;
(3)	The other and interest income of $3.6 million from continuing business has included gain on exchange difference of $1.3 million and interest income of $1.0 million for the three months ended June 30, 2013;
(4)	Comprehensive loss has included impairment loss on fixed assets of $34.9 million in Wuxi and net deferred tax expenses of $5.3 million in Wuxi for the three months ended June 30, 2013.

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2013 AND DECEMBER 31, 2012

(In Thousands of US Dollars)

	June 30 2013	December 31 2012
ASSETS
Current assets:
Cash and cash equivalents	$147,027	$157,838
Fixed deposits maturing over three months	77,151	49,824
Accounts and notes receivable, net	64,801	101,666
Derivative financial instruments	362	99
Inventories	40,399	46,732
Prepaid expenses and other receivables	18,415	21,143
Finance lease receivable – current	3,748	3,583
Deferred tax assets – current	637	444
Income taxes recoverable	171	169
Assets held for sale	44,892	—
Current assets from discontinued businesses	1,680	168,532

Total current assets	399,283	550,030

Property, plant and equipment, net	57,797	64,226
Finance lease receivable – non current	6,815	8,553
Land use rights	11,081	11,218
Deferred tax assets – non current	2,240	1,690
Other assets	107	327

Total assets	$477,323	$636,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$395
Accounts payable	95,049	141,271
Accrued expenses and other payables	21,638	33,428
Dividend payable	13,582	26,882
Income tax payable	3,873	2,688
Current liabilities from discontinued businesses	2,112	67,209

Total current liabilities	136,254	271,873
Deferred tax liabilities	1,379	1,379

Total liabilities	137,633	273,252

EQUITY
Shareholders’ equity:
Common shares	453	448
Additional paid-in capital	291,653	287,602
Retained earnings	47,592	74,750
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	339,690	362,792

Total liabilities and shareholders’ equity	$477,323	$636,044

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(31,931)	$9,397	$(26,947)	$5,763
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	6,200	6,259	14,909	10,453
(Reversal) provision for inventories	(57)	11	(132)	1,340
(Reversal) provision for loss on purchase commitments	—	(428)	—	496
(Reversal) provision for goods return	(10)	640	(11)	640
Provision for bad debts	2,158	847	2,158	894
Gain on disposal of property, plant and equipment	(1)	(1,382)	(543)	(1,041)
Loss on disposal of other assets	—	—	563	—
Impairment loss on fixed assets and land use rights	34,866	—	34,866	—
(Gain) loss on derivative financial instruments	(445)	84	(462)	156
Share-based compensation expenses	999	—	1,458	—
Decrease in deferred income taxes	4,449	4,879	3,000	4,389
Unrealized exchange (gain) loss	(704)	287	(910)	240
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	22,844	(56,570)	88,749	(41,708)
(Increase) decrease in inventories	(10,265)	(24,031)	15,371	(33,967)
Decrease (increase) in prepaid expenses and other receivables	8,513	(10,577)	9,822	(14,097)
Increase in income tax recoverable	(2)	(166)	(2)	(166)
Increase (decrease) in notes payable	613	13,751	(3,635)	17,610
Increase (decrease) in accounts payable	455	93,951	(92,391)	85,126
(Decrease) increase in accrued expenses and other payables	(3,102)	819	(15,572)	3,356
Increase in income tax payable	831	1,236	709	1.475

Total adjustments	67,342	29,610	57,947	35,196

Net cash provided by operating activities	$35,411	$39,007	$31,000	$40,959

NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012

(In Thousands of US Dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(277)	$(26,418)	$(3,315)	$(48,475)
Decrease in deposits for purchase of property, plant and equipment	—	599	—	4,289
Cash received from (payment of) derivative financial instruments	83	(156)	199	(156)
Proceeds from disposal of property, plant and equipment and other assets	8	12,189	5,444	12,449
Increase in entrusted loan receivable	—	(3,956)	—	(3,956)
Cash received from (increase in) finance lease receivable	797	(13,793)	1,573	(13,793)
(Increase) decrease in fixed deposits maturing over three months	(29,016)	—	(27,327)	29,670

Net cash used in investing activities	$(28,405)	$(31,535)	$(23,426)	$(19,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(6,791)	$(3,136)	$(13,511)	$(6,272)
Proceeds from issue of shares	—	—	2,598	—
(Repayment of) proceeds from Trust Receipt loans	(4,444)	(3,290)	(3,558)	5,817
Proceeds from entrusted loan	—	3,956	—	3,956
Proceeds from (repayment of) bank loans	—	3,158	(4,824)	4,592

Net cash (used in) provided by financing activities	$(11,235)	$688	$(19,295)	$8,093

Net (decrease) increase in cash and cash equivalents	$(4,229)	$8,160	$(11,721)	$29,080
Cash and cash equivalents at beginning of period	150,552	139,477	157,838	118,510
Effect of exchange rate changes on cash and cash equivalents	704	(287)	910	(240)

Cash and cash equivalents at end of period	$147,027	$147,350	$147,027	$147,350

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive (loss) income was ($31,931) and $9,397 for the three months ended June 30, 2013 and 2012 respectively.

2.	Business segment information:

The Company’s business was separated into the Telecommunication Components Assembly – (“TCA”) and FPC segments in 2012. Since the first quarter of 2013, the FPC segment has been discontinued and only one TCA segment still existed.

3.	A summary of the net sales, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$167,902	$102,318	$336,701	$189,937
Intercompany sales	4,752	18,327	4,752	18,473

- Intercompany eliminations	(4,752)	(18,327)	(4,752)	(18,473)

Total net sales	$167,902	$102,318	$336,701	$189,937

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$11,238	$5,307	$15,905	$7,450
- Hong Kong	(2,210)	(818)	(1,751)	(1,369)

Total net income from continuing business	$9,028	$4,489	$14,154	$6,081

	Jun. 30, 2013	Dec. 31, 2012
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$64,730	$71,151
- Hong Kong	4,148	4,293

Total long-lived assets	$68,878	$75,444